Algonquin Power & Utilities Corp. Declares First Quarter 2021 Preferred Share Dividends
Oakville, Ontario - March 4, 2021 - Algonquin Power & Utilities Corp. (“AQN”) (TSX: AQN, AQN.PR.A, AQN.PR.D, NYSE: AQN) announced today that the Board of Directors of AQN has declared the following preferred share dividends:
1.C$0.32263 per Preferred Share, Series A, payable in cash on March 31, 2021 to Preferred Share, Series A holders of record on March 15, 2021, for the period from December 31, 2020 to, but excluding, March 31, 2021.
2.C$0.31819 per Preferred Share, Series D, payable in cash on March 31, 2021 to Preferred Share, Series D holders of record on March 15, 2021, for the period from December 31, 2020 to, but excluding, March 31, 2021.
Pursuant to the Income Tax Act (Canada) and corresponding provincial legislation, AQN hereby notifies its Series A Preferred Shareholders and its Series D Preferred Shareholders that such dividends declared qualify as eligible dividends.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $13 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 3 GW of installed capacity.
AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
AQN's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1

E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: Corprorate.Communications@libertyutilities.com
Telephone: (905) 465-4500